FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 28, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc
Annual General Meeting/General Meeting Statement
28 April 2010

The Royal Bank of Scotland Group plc will hold its Annual General Meeting at 1.00 pm today followed by a General Meeting. The meetings will deal with the proposed resolutions as set out in the Notice of Meetings issued to shareholders on 17 March 2010 and 8 April 2010 respectively. The following is an extract from the speech to be made by Philip Hampton, Chairman, at the meetings.

"Since we last met in December, Brendan Nelson has been appointed as a new Non‑executive Director with effect from 1 April 2010.  As you will have noted from my Letter to Shareholders, it is intended that Brendan will succeed Archie Hunter as Chairman of the Group Audit Committee after this Meeting.

Archie has done sterling service as Audit Committee chair, especially given the enormous changes and associated reporting requirements of recent years, and I would like to thank him for his dedication and commitment.

Penny Hughes is also new to the Board - she joined us on 1 January 2010 as a Non‑executive Director and it is intended that Penny will take over shortly as Chairman of the Remuneration Committee.

Sandy Crombie joined the Board as Senior Independent Director on 1 June 2009 and Bruce Van Saun joined us in October 2009 as Group Finance Director.

Miller McLean, our Group General Counsel and Group Secretary retires on 30 April after 40 years of service with the Group.

Gordon Pell, retired last month as our Deputy CEO after 10 years with RBS and 40 years in banking.  Gordon stayed on at the Board's request to help the new executive team and I would like to thank him for his contribution to the Retail businesses of the Group.

We also have our management team present. I will single out two new recruits from outside the Group: Brian Hartzer, Chief Executive of UK Retail, Wealth and Ulster, and Nathan Bostock, Head of Restructuring and Risk, who are attending their first AGMs. They and the rest of the management team, under the strong leadership of Stephen Hester, are doing a terrific job in moving RBS forward.

As we meet today, with analysts cautiously noting signs around us of economic recovery starting to take hold, it would be quite easy to forget how very different our position was just a year ago.  Our Company was on its knees.  Although we had developed and set out a comprehensive strategic plan to return to health, RBS was still a problem bank, not just in a business sense but for the UK as a whole.

Today I am pleased that we can report to you on the good start we have made on implementation of that strategic plan.  RBS has begun its transition from problem to opportunity - an opportunity for the UK Government, without whose decisive support we would not be here today, and for our other shareholders.

We have, of course, paid a price for Government support. We have been required to make a number of divestments as part of our settlement with the European Commission in respect of the state aid we received, divestments that we would not otherwise have chosen to make.  The Government Asset Protection Scheme also comes with a high price tag, though it enables us to meet our regulator's mandatory capital stress tests and provides us with valuable protection in case economic conditions should turn out to be more challenging than our current central projection.

But I think it is worth repeating here that for RBS, the benefits of political intervention, in the widest sense, are significantly greater than the costs. Thanks to government support, we are in a position to restore the bank to health, building on our strengths. By doing that, we can repay the support we have received.

Even if the economic outlook is both clearer and I think better than it was a year ago, we are under no illusions that we are out of the woods. Although there are areas of our business where activity has recovered well, our 2009 results show the strong headwinds of the global downturn, and there remain clear risks to our progress.  You will all, I hope, have had the opportunity to study these results more closely in our Annual Report, so I propose only to discuss the key points now.

For the Group as a whole, income recovered strongly in 2009, increasing by 43% to £29.4 billion.  Most of this recovery came in Global Banking & Markets, our Core investment banking division, which returned to health after a difficult 2008, whereas for our Core retail and commercial banking divisions, last year was a much more difficult year, because of the effects of the economic environment on their customers.

Group-wide expenses and insurance claims increased by 7% to £21.7 billion, and we have made significant progress towards our targets on cost reduction in every area of our business.  Clearly, this has had serious implications for our staff, and we have tried at every turn to ensure that when we have to cut jobs, we do so in a way that is clear, honest and respectful to our staff and their representatives.

While we have already said that the most substantial reductions are behind us, I want to be clear that the process is regrettably not at an end. We have more work to do to ensure our costs reflect the new strategy of the Group, the sustainable base we need to serve our customers and the reality of the competitive markets we are in.

Impairment losses increased from £7.4 billion in 2008 to £13.9 billion in 2009. We experienced rising impairments not only in our Non-Core division, which we have set up to manage separately the assets we intend to run off or dispose of, but also in our Core retail and commercial banking businesses, reflecting the difficult conditions in most of the major economies we operate in.

With higher income but also higher impairments, we recorded an operating loss of £6.2 billion, somewhat lower than in 2008. Within that total, our Core businesses made an operating profit of £8.3 billion, but losses on our Non-Core portfolios amounted to £14.6 billion.

There were a number of non-recurrent items which are not reflected in this operating loss but which are included in our results at the pre-tax level, including a substantial gain from a capital management exercise conducted last year, similar in some respects to the operation we will be discussing later today. Including these items, our loss before tax fell to £1.9 billion from £8.3 billion in 2008. Our net attributable loss was £3.6 billion, compared with £24 billion in 2008, when, as you will recall, we recorded a substantial write-off of goodwill and intangibles.

We also made considerable progress in reducing the Group's balance sheet to a sustainable scale. Total assets were cut by about £700 billion over the course of 2009 to £1,522 billion at 31 December, and our Non-Core division exceeded its balance sheet reduction targets. We are less reliant on wholesale funding than we were a year earlier, and our liquidity reserves almost doubled to £171 billion. In combination with our substantial increase in capital, we are a much more resilient bank.

Our Core Tier 1 ratio was a robust 11%, which we expect to be enough to meet the further challenges anticipated in 2010, before the expected recovery takes stronger hold in 2011, and to take account of the direction of regulatory change.  The improvement in our capital ratios directly reflects the Government's support, both through the B shares to which it has subscribed and through the Asset Protection Scheme.

These results are a considerable improvement from 2008. We believe impairment losses are likely to have peaked in 2009, and our net interest margin, despite the squeeze on our deposit margins, started to improve in the second half. But let us make no mistake: our Group still recorded a loss in 2009 and still faces important challenges.  Our Non-Core impairments and write-downs are likely to remain high this year and will once again weigh against our strong Core operating profits.

Having said that, I would not want to leave you in any doubt about the confidence I and the Board have in the future.  At the Group's heart are excellent businesses, thousands of talented people and millions of loyal customers.

In 2009 our customer franchises have remained resilient, with customer numbers steady or growing across the Group's major businesses.

In UK Retail, our 25,000 staff opened 2.2 million more savings accounts for our customers. We grew our share in the mortgage market, with our mortgage teams helping one in every seven people who bought a new home last year. That includes almost 34,000 customers moving into their first ever home - more than twice as many as in 2008.

In UK Corporate, we are providing new loans to more than 5,000 businesses each week and have supported our customers through initiatives such as our SME Customer Charter, which spells out what businesses can expect from us and how we will behave.  We also launched the Business Hotline, staffed by a team of experienced business bankers, to offer small businesses free advice and a second opinion if their borrowing application has been turned down - whether by us or by another bank.

In GBM, we remained a leading partner to major corporate customers and financial institutions, providing them with financing, risk management and investment services.  Half of the UK corporates that raised finance in the bond and equity markets last year turned to us for help, and we have seen returns in GBM improving as a result of disciplined use of our capital in support of targeted clients.

I can also report that we are making good progress with our disposals programme. In February we agreed to sell the metals, oil and European energy businesses of RBS Sempra Commodities to JPMorgan for $1.7 billion. We are also seeing satisfactory buyer interest in the retail and business banking operation we have put up for sale, whose principal components are the RBS branch network in England and Wales together with NatWest's Scottish branches; and in Global Merchant Services, the Group's card payment acquiring business. We will also sell or float our general insurance business at some stage, though this looks unlikely before 2012. We will report our first quarter results at the end of next week, and will update you on any further developments at that point.

All of our Core businesses have solid competitive strengths, and although we can and must continue to improve both their operating efficiency and the way in which they serve their customers, we have the building blocks for a strong and stable company capable of delivering sustainable value to all its shareholders.
If we achieve this, then we will be well on the way to fulfilling the first and most straightforward responsibility that has fallen to us as a result of the support we have received from Government; we will have transformed RBS from problem to opportunity by making it possible for the Government to begin to sell down its stake in your Company.

But the Board knows it has a wider responsibility to our staff, our customers, and the wider communities we serve. One reflection of this is our commitment to make extra lending available to business and mortgage customers, filling the gap left by some foreign banks leaving the UK and by the withdrawal from the market of some smaller domestic lenders.

We have played an important role in keeping mortgages accessible for homebuyers, and we agreed last month with the UK Government to put £50 billion of new funds on the table to meet demand from creditworthy businesses over the next 12 months.

Whether we can actually lend that amount will depend on both the growth of the economy and our customers' demand for more credit - most of them are actually seeking to reduce their borrowings, not take on more debt, which is entirely normal and prudent after an economic downturn.

No-one, least of all our largest shareholder, expects us to lend that money to people who will not be able to pay it back, or to lend below market prices. That would be unsustainable.  But we have the capital and the appetite to make credit available, and we will do what we can to meet this target.

I would make one further point. It is often argued that businesses need to start borrowing from banks again before the economy can start to grow, but rising bank lending has not, in the past, been a necessary pre-condition for economic growth.

We know that today the economy has already made its first steps out of recession while companies continue to reduce their bank borrowing. We know also that in the 1990s, lending to businesses continued to fall for three years after the recession had ended, yet over that period annual economic growth was close to 3%.

We should also remember that a remarkable 74 pence in every pound of lending to corporates in the five years leading up to the crisis was for commercial property. Commercial property has fallen steeply in value, so credit demand here has contracted sharply - rightly so.

So I would say that we need to have our eyes wide open about the reality of credit demand as we pull out of the recession. The political imperative of stretching targets is understood, but although we will make the money available, we cannot invent credit demand.

One other area where we have a particular responsibility is on remuneration. We share the public's concerns and we understand that it is impossible to defend some of the historic pay practices of the industry. Reform is needed. We said we would lead that reform and I believe we have: our policies on Clawback and deferral of bonuses, announced in February 2009, went further than other banks and further than the subsequent G20 proposals.

But we have to strike a balance between understandable public concerns about bankers' pay and the needs of our business. On bonus payments for 2009, we were guided by a policy to pay the minimum necessary to retain and motivate staff who are critical to the recovery of RBS. The Board believes it would have undermined the profitable core of the business and damaged shareholder value had we recommended less. It is essential that talented people do not feel disadvantaged in working to restore value to RBS, compared with other banks. Nonetheless, the Board believes the position we have reached - developed by the Remuneration Committee, endorsed by the Board and accepted by UKFI, who for one year only held a legal right to consent to annual bonuses - strikes an appropriate balance.
One important element of our revised remuneration policy is on the agenda for today's meeting: our proposal to make no further awards under the existing Medium Term Performance Plan and Executive Share Option Plan and to introduce in their place a new Long Term Incentive Plan.
The new plan has been the subject of an extensive and constructive consultation with shareholders and the terms conform to current best practice. We have done all that we can to construct a scheme that achieves wide support and delivers what it requires to for the shareholder interest in both motivating our senior leaders and ensuring their targets are exacting.
Awards will be subject to tough performance criteria and to a stringent risk review, so that no awards will vest unless there has been effective risk management and good progress against the strategic plan during the performance period.
Details of the performance criteria are set out in the shareholder circular.
There are three different performance measures. Half of the award is subject to an Economic Profit target, one quarter relates to total shareholder return relative to other banks, and one quarter will vest based on absolute share price targets. At the time the documents were finalised more than a month ago, the share price was sitting at a much lower level than it is today. The Remuneration Committee is very conscious of the views expressed by some shareholders on the appropriateness of this target given the recent strength in the share price and I can confirm that the Committee will take these views into account before finalising the target following the publication of the Interim Management Statement next week.
We will bear closely in mind that the performance measurement period of the scheme is effective from January of this year and do what we can to look through the remarkable volatility of recent times to reflect a three year measurement period.
In the view of the Board it is critical that we ensure that the overall scheme, when all its reformed components are taken together, meets the long term interests of all our shareholders. This will mean both ensuring that targets are properly stretching AND ensuring that if the leaders we have appointed to lead the Company through its turnaround plan are successful, they will be rewarded competitively for what they achieve on behalf of the shareholders.
That has been our intent throughout and the Board is satisfied that this new reformed plan, which will be put to a shareholder vote later at this meeting, is at the leading edge of practice in our industry and in general.
I would like now to come back to the subject of the General Meeting we intend to hold after this Annual General Meeting: the important capital management operation we announced on the 25th March.  We propose to repurchase existing Tier 1 securities and to exchange some existing Upper Tier 2 securities for new senior debt securities. These transactions will generate a profit for the Group and will thereby strengthen the Group's Core Tier 1 capital base. In essence, it will replace some of our broader regulatory capital base with Core Tier 1 capital, on which investors and regulators now place more emphasis and on which our strategic targets are now based.

In many respects, the transaction primarily concerns the holders of the capital securities targeted by the exchange and tender offer. However, for the transaction to proceed, Ordinary Shareholders and certain preference shareholders must also approve the terms of the offers.

Thank you for your patience. This has been a year of profound change and substantial challenges for RBS, but the Group's foundations are deep and strong, and it is our task to reveal those strengths again. In 2009 we made a good start on that task, and I want to take this opportunity to thank all of our 160,000 staff for their hard work, their dedication and, more often than not, their good humour in the course of a year in which they have had to put up with more backward-looking commentary than they deserved. They should not be asked to shoulder the blame for past strategic decisions that with the benefit of hindsight now look like errors - the management responsible are no longer with us. In any company's performance, people are the crucial ingredient, and for RBS that is particularly true. Our people are doing their jobs well, and I thank them for that. I am confident that when we meet again next year to review our performance in 2010, I will be able to report that RBS is a long way down the road towards leaving the "problem bank" label behind."

ENDS

Contacts

Jason Knauf
Head of Group Media Centre
0131 523 4414

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   28 April 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat